

January 23, 2012

<u>Via E-mail</u>
Mr. Paul E. Huck
Senior Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195

   RE: **Air Products and Chemicals, Inc.**
      Form 10-K for the Year ended September 30, 2011
      Filed November 22, 2011
      File No. 1-4534

Dear Mr. Huck:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jeffrey Gordon for

          John Hartz
          Senior Assistant Chief Accountant